

July 31, 2013

<u>Via E-Mail</u>
Edmar Lopes
Chief Financial Officer
GOL Intelligent Airlines, Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

      Re: **GOL Intelligent Airlines, Inc.**
              Form 20-F for the Year Ended December 31, 2011
              Filed April 11, 2012
              File No. 001-32221

Dear Mr. Lopes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief